Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

May 9, 2012

VIA EDGAR TRANSMISSION

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust – Preliminary Proxy Statement – PRE 14A
(File Nos. 333-132380 and 811-21864)

Dear Mr. Bartz:

We are writing to respond to the oral comments we received from you on April 26, 2012 regarding the WisdomTree Trust’s (the “Trust”) preliminary proxy statement on Schedule 14A, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on behalf of each series of the Trust (each a “Fund” and collectively, the “Funds”) pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940 (the “Act”) on April 20, 2012. The following summarizes the SEC staff’s comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Trust’s definitive proxy statement.

Prospectus

1.	Comment: Please clarify, where appropriate, that if the ownership percentage of the largest shareholder of WisdomTree Investments, Inc. drops below 25%, such a reduction in ownership “would” be considered a change of control and it “would” be deemed to cause a termination of the Funds’ investment advisory agreements.

Response: We have not made the requested change. We note that while such a reduction in ownership is presumed to be a change of control, it is a rebuttable presumption. Further, we note that Rule 2a-6 under the Act provides that some transactions that do not result in a change of actual control or management are not deemed to cause the termination of an investment advisory agreement. The Staff has previously stated that the determination as to whether a particular transaction involves a change of actual control or management of an investment adviser is primarily factual in nature and accordingly, the Staff is “not in a position to make the investigation necessary to ascertain, verify, or evaluate the requisite factual information regarding particular transactions.” Zurich Insurance Company, Scudder Kemper Investments, Inc. 1998 SEC No-Action Letter, LEXIS 811 (August 31, 1998). We have not made such a determination. Rather, in an abundance of caution, we are seeking shareholder approval of new advisory agreements in the event that the transaction “could” be considered a change of control and “could” cause the termination of advisory agreements. Consequently, unless the Staff has affirmatively made the determination that these facts do result in a change of control, we believe it would be incorrect to disclose in the proxy that the proposed transaction “would,” without qualification, necessarily result in a change of control and cause a termination of the advisory agreements.

Mr. Ed Bartz

May 9, 2012

2.	Comment: Please confirm that if the proposed change in control (“CIC”) does not occur within 18 months of the original Shareholder Meeting, proposals relating to the CIC will be resubmitted to the Trust’s Board of Trustees and then current shareholders for approval.

Response: We confirm that if the CIC does not occur within 18 months of the original Shareholder Meeting, currently scheduled to be held on June 29, 2012, each proposal relating to the CIC will be resubmitted to the Trust’s Board of Trustees and then current shareholders for approval.

3.	Comment: Please confirm that the proxy ballots received by each Fund shareholder will only include the proposals that are specific to the Fund(s) owned by such shareholder.

Response: We confirm that the proxy ballots received by each Fund shareholder will only include proposals that are specific to the Fund(s) owned by such shareholder.

4.	Comment: In the proxy statement relating to the WisdomTree India Earnings Fund, WisdomTree Middle East Dividend Fund, and WisdomTree International Hedged Equity Fund, please revise to clarify that the “fixed fee” described under the proposed new unitary fee advisory agreement refers to a fixed percentage of the Fund’s average net assets, and not a fixed dollar amount.

Response: We have made the requested change.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the definitive proxy statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5391 or John McGuire at 202.739.5654.

Sincerely,

/s/ Kathleen M. Long

Kathleen M. Long

cc: W. John McGuire, Esq.

Richard Morris, Esq.